

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2009

Mr. Perry Logan
Chief Executive Officer
Skye International, Inc.
7701 E. Gray Rd, Suite 4
Scottsdale, Arizona 85260

       Re: **Skye International, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed April 15, 2008
              File No. 0-27549

Dear Mr. Logan:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief